

Mail Stop 4628

February 16, 2017

Lewis W. Dickey, Jr.
President and Chief Executive Officer
Modern Media Acquisition Corp.
1180 Peachtree Street, N.E., Suite 2400
Atlanta, GA 30309

   Re: Modern Media Acquisition Corp.
     Draft Registration Statement on Form S-1
     Submitted January 20, 2017
     CIK No. 0001695098

Dear Mr. Dickey:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary, page 2

2. Given the affiliation between you, MIHI, Macquarie and Macquarie Capital, provide a post-offering chart which shows the affiliation and ownership between them.

General, page 3

3.   You make several references to "the new modern media ecosystem." Please enhance your disclosure to clarify the meaning of this reference.

4.   Please provide us with supplemental support for any factual assertions in your prospectus. By way of example only, we refer you to the following statements:

   - "In 2000, the Dickey family sold one of the two stations to Cox Communications for $288 million – which remains one of the highest prices ever paid for a single radio station."

   - "The family still owns and operates the remaining station under the brand name *680 The Fan,* which has become one of the country's most successful sports radio stations."

   - "The book [*The New Modern Media*] is one of the industry's leading texts on completion and strategy."

Our Business Combination Evaluation Process, page 7

5.   Rather than explain how you will select a combination candidate, this section appears to address various possible conflicts that exist due to your affiliation with MIHI, Macquarie and its affiliates. Revise the heading of this section to more accurately reflect its content.

Management, page 108

Director Independence, page 109

6.   Please update your disclosure here to identify your independent directors. Refer to Item 407(a) of Regulation S-K.

Principal Stockholders, page 117

7.   Please disclose the natural person or persons who have ultimate voting or investment control over the shares held by Modern Media Sponsor, LLC and MIHI LLC. Refer to Instruction 2 to Item 403 of Regulation S-K.

Financial Statements, page F-1

Note 1 – Description of Organization and Business Operations, page F-7

8.   We note you converted from a limited liability company to a Delaware C corporation on January 3, 2017. Please include pro forma tax and earnings per share data on the face of the historical financial statements to reflect the change in your tax status.

Closing Comments

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867, or Jenifer Gallagher, Staff Accountant, at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: Mark L. Hanson
        Jones Day